Exhibit 99.3

Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN 416.862.6666 FACSIMILE

Toronto	March 1, 2017
Montréal

Calgary	TO:	TELUS Corporation

Ottawa		510 West Georgia Street

Vancouver		Vancouver, British Columbia

New York		V6B 0M3

	Re:	TELUS Corporation (the Corporation)

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of TELUS Corporation (the “Corporation”) dated March 1, 2017 (the “Prospectus Supplement”) relating to the offering by the Corporation of debt securities of the Corporation under an amended and restated short form base shelf prospectus dated August 30, 2016, forming part of the Registration Statement on Form F-10 (Registration No. 333-213497) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name on the cover pages of the Prospectus Supplement and under the headings “Certain Canadian and United States Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ OSLER, HOSKIN & HARCOURT LLP

OSLER, HOSKIN & HARCOURT LLP